Exhibit 99.1

Ellomay Capital Reports First Quarter 2014 Results

Tel-Aviv, Israel, June 30, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the three month period ended March 31, 2014.

Financial Highlights

•
Revenues were approximately $2.9 million for the three months ended March 31, 2014, and represent seasonal revenues for the winter months of January through March, with significantly lower photovoltaic energy production.

•
General and administrative expenses were approximately $1.2 million for the three months ended March 31, 2014, including nonrecurring expenses in the amount of approximately $0.4 million, such as payment of bonuses to employees.

•	Adjusted EBITDA was approximately $0.8 million for the three months ended March 31, 2014.

•	Financial expenses, net were approximately $1.4 million for the three months ended March 31, 2014, including interest accrued on the Company’s Series A Debentures issued in January 2014.

•
Share of losses of equity accounted investees was approximately $0.3 million for the three months ended March 31, 2014, primarily due to expenses in connection with the delay in the commencement of operations of the power plant operated by Dorad Energy Ltd., a Company investee (“Dorad”).

•	Total comprehensive loss was approximately $1.8 million in the three months ended March 31, 2014.

•
Net cash used in operating activities was approximately $0.4 million for the three months ended March 31, 2014, reflecting the collection of revenues for the winter months of November 2013 – January 2014.

•
During the three months ended March 31, 2014, the Company extended an additional aggregate amount of approximately $3.9 million to Dori Energy Ltd. in connection with Dorad’s funding requirements from Dori Energy pursuant to the agreement between Dorad and its shareholders.

•
In May 2014 Ellomay PV Two S.r.l., a wholly-owned Italian subsidiary of the Company, provided a notice to Unicredit S.p.A of its intention to voluntary repay its loan amounting to approximately EUR 4.8 million (approximately $6.6 million) as of March 31, 2014. The notice of early repayment was provided as this loan was under terms less beneficial to the Company compared to alternative financing resources.

•	As of June 15, 2014, the Company held approximately $22.7 million in cash and cash equivalents and approximately $6.3 million in restricted cash.

•
On June 22, 2014, the Company completed the issuance of NIS 80,341,000 Series A Debentures to Israeli classified investors in a private placement, in consideration for gross proceeds of approximately NIS 81.1 million (approximately $23.5 million), reflecting a price of NIS 1.01 per NIS 1 principal amount. The gross proceeds include an amount of approximately NIS 1.7 million (approximately US$0.5) that represents the first interest payment due on these additional Series A Debentures on June 30, 2014.

Ran Fridrich, CEO and a board member of Ellomay commented: “Ellomay is providing its quarterly results for the first time. The results are in line with the Company's expectations and present a standard winter quarter. Ellomay continues to seek attractive investment opportunities. In May 2014 we were able to execute a binding letter of intent for an additional approximate 5.6 MWp transaction in the Spanish market. We believe such efforts will enable Ellomay to continue and maximize shareholder value.”

Information for the Company’s Series A Debenture Holders

As of March 31, 2014 (prior to the June 2014 expansion of the Series A Debentures), the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $9.2 million (consisting of approximately $22.8 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $32.9 million in connection with January 2014 Series A Debentures issuance, net of approximately $27 million of cash and cash equivalents and net of approximately $19.5 million of project finance and related hedging transactions of the Company's subsidiaries).

Use of NON-IFRS Financial Measures

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, gain on bargain purchase, financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers Adjusted EBITDA to be an important measure of comparative operating performance, Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. Adjusted EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate Adjusted EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s Adjusted EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. The Company uses the term “Adjusted EBITDA” to highlight the fact that for the year ended December 31, 2013 the Company deducted the gain on bargain purchase from the net income. The Adjusted EBITDA is otherwise fully comparable to EBITDA information which has been previously provided for prior periods. See the reconciliation between the net income (loss) and the Adjusted EBITDA presented at the end of this Press Release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol "ELLO" and with the Tel Aviv Stock Exchange under the trading symbol "ELOM."  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MW of photovoltaic power plants in Italy and 85% of 2.3MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd. Israel's largest private power plant, with production capacity of approximately 800 MW, representing about 8% of Israel's total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay's controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Condensed Consolidated Statements of Financial Position as at

	March 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	US$ in thousands
Assets
Current assets

Cash and cash equivalents	27,038	9,738
Short-term deposits	-	2,653
Restricted cash	1,852	5,653
Trade receivables	184	134
Other receivables and prepaid expenses	5,185	4,357
	34,259	22,535
Non-current assets

Investments in equity accounted investees	28,074	24,601
Financial asset	455	389
Property, plant and equipment	92,520	93,671
Restricted cash	4,320	4,315
Other assets	1,637	1,419
	127,006	124,395

Total assets	161,265	146,930

Liabilities and Equity
Current liabilities

Loans and borrowings	1,825	19,454
Current maturities of debentures	3,327	-
Trade payable	1,924	2,154
Accrued expenses and other payables	5,915	5,311
	12,991	26,919
Non-current liabilities

Finance lease obligations	6,724	6,814
Long-term bank loans	10,941	11,050
Other long-term liabilities	3,041	2,386
Debentures	29,598	-
	50,304	20,250

Total liabilities	63,295	47,169
Equity
Share capital	26,180	26,180
Share premium	76,932	76,932
Treasury shares	(522)	(522)
Reserves	4,264	4,154
Accumulated deficit	(8,918)	(7,011)
Total equity attributed to shareholders of the Company	97,936	99,733
Non-Controlling Interest	34	28

Total equity	97,970	99,761

Total liabilities and equity	161,265	146,930

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

	For the three	For the
	Months ended	Year ended
	March 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	US$ thousands (except per share amounts)
Revenues	2,894	12,982
Operating expenses	647	2,381
Depreciation expenses	1,303	4,021
Gross profit	944	6,580

General and administrative expenses	1,172	3,449
Gain on bargain purchase	-	10,237
Operating (loss) profit	(228)	13,368

Financing income	158	204
Financial income (expenses) in connection with derivatives, net	(673)	1,501
Financing expenses	(921)	(4,201)
Financing income (expenses), net	(1,436)	(2,496)
Company’s share of losses of investees accounted for at equity	(281)	(540)

Profit (loss) before taxes on income	(1,945)	10,332

Tax benefit (taxes on income)	44	(245)

Net income (loss) for the period	(1,901)	10,087

Income (loss) attributable to:
Shareholders of the Company	(1,907)	10,068
Non-controlling interests	6	19
Net income (loss) for the period	(1,901)	10,087

Other comprehensive income :
Foreign currency translation adjustments	110	6,038
Total other comprehensive income	110	6,038

Total comprehensive income (loss) for the period	(1,791)	16,125

Income (Loss) per share
Basic Income (Loss) per share	(0.18)	0.94
Diluted Income (Loss) per share	(0.18)	0.94

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to shareholders of the Company
					Translation
					reserve
					from		Non-
	Share	Share	Accumulated	Treasury	Foreign		controlling	Total
	capital	premium	deficit	shares	Operations	Total	interests	Equity
	US$ in thousands
Balance as at
January 1, 2013	26,180	76,410	(17,079)	(522)	(1,884)	83,105	9	83,114
Profit for the year	-	-	10,068	-	-	10,068	19	10,087
Other comprehensive income	-	-	-	-	6,038	6,038	*	6,038
Total comprehensive income	-	-	10,068	-	6,038	16,106	19	16,125
Transactions with owners
of the Company, recognized
directly in equity:
Cost of share-based
payments	-	522	-	-	-	522	-	522
Balance as at
December 31, 2013	26,180	76,932	(7,011)	(522)	4,154	99,733	28	99,761

	Attributable to owners of the Company
					Translation
					reserve
					from		Non-
	Share	Share	Accumulated	Treasury	Foreign		controlling	Total
	capital	premium	deficit	shares	Operations	Total	interests	Equity
	US$ in thousands
For the three months ended
March 31, 2014 (unaudited)

Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	99,733	28	99,761
Loss for the Period	-	-	(1,907)	-	-	(1,907)	6	(1,901)
Other comprehensive income	-	-	-	-	110	110	-	110
Total comprehensive income(loss)	-	-	(1,907)	-	110	(1,797)	6	(1,791)
Balance as at
March 31, 2014	26,180	76,932	(8,918)	(522)	4,264	97,936	34	97,970

Condensed Consolidated Interim Statements of Cash Flows

	For the three Months ended March 31, 2014	For the year ended December 31, 2013
	(Unaudited)	(Audited)
	US$ in thousands
Cash flows from operating activities

Net income (loss)	(1,901)	10,087

Adjustments for:

Financing expenses, net	1,436	2,496
Gain on bargain purchase	-	(10,237)
Depreciation	1,303	4,021
Cost of share-based payment	-	522
Company’s share of losses of investee accounted for at equity	281	540
Decrease (increase) in trade receivables	(49)	218
Decrease (increase) in other receivables and prepaid expenses	(962)	1,783
Decrease in other assets	1	12
Increase (decrease) in accrued severance pay, net	(28)	22
Increase (decrease) in accounts payable	(155)	376
Increase (decrease) in other payables and accrued expenses	233	(1,450)
Taxes on income (Tax benefit)	(159)	245
Taxes on income paid	-	(458)
Interest received	16	137
Interest paid	(409)	(1,925)
	1,508	(3,698)

Net cash provided by (used in) operating activities	(393)	6,389

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

	For the three Months ended March 31, 2014	For the year ended December 31, 2013
	(Unaudited)	(Audited)
	US$ in thousands
Cash flows from investing activities:

Purchase of property and equipment	(92)	(9,152)
Acquisition of subsidiary, net of cash acquired	-	(30,742)
Investment in equity accounted investees	(3,861)	(4,372)
Proceeds from deposits, net	2,652	137
Settlement of forward contract	-	(169)
Deposit from restricted cash, net	3,801	1,519

Net cash provided by (used in) investing activities	2,500	(42,779)

Cash flows from financing activities:

Repayment of long-term loans and financial lease obligation	(17,835)	(7,818)
Proceeds from debentures and loans, net	32,762	17,692

Net cash provided by financing activities	14,927	9,874

Exchange differences on balances of cash and
cash equivalents	266	462

Increase (decrease) in cash and cash equivalents	17,300	(26,054)
Cash and cash equivalents at the beginning of period	9,738	33,292

Cash and cash equivalents at the end of the period	27,038	7,238

Reconciliation of Net income (loss) to Adjusted EBITDA (in US$ thousands)

	For the three Months ended March 31,	For the year ended December 31,
	2014	2013
	Unaudited	Unaudited
Net income (loss) for the period	(1,907)	10,068
Financing expenses (income), net	1,436	2,496
Gain on bargain purchase	-	(10,237)
Taxes on income (benefit)	(44)	245
Depreciation	1,303	4,021
Adjusted EBITDA	788	6,593